SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019
_______________________

BioLineRx Ltd.
(Translation of Registrant’s name into English)
_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

On November 11, 2019, the Registrant issued a press release announcing its financial results for the three and nine months ended September 30, 2019. The Registrant is hereby also publishing its unaudited interim consolidated financial statements, as well as its operating and financial review, as of September 30, 2019 and for the three and nine months then ended. Attached hereto are the following exhibits:

Exhibit 1: Registrant’s press release dated November 11, 2019;

Exhibit 2: Registrant’s condensed consolidated interim financial statements as of September 30, 2019 and for the three and nine months then ended; and

Exhibit 3 - Registrant’s operating and financial review as of September 30, 2019 and for the three and nine months then ended.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd. By: /s/ Philip Serlin Philip Serlin Chief Executive Officer

Dated: November 12, 2019